                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           DATRON SYSTEMS INCORPORATED
--------------------------------------------------------------------------------
                              (NAME OF THE ISSUER)


                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   238173-10-8
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                             NICHOLAS COSTANZA, ESQ.
                              THE TITAN CORPORATION
                             3033 SCIENCE PARK ROAD
                               SAN DIEGO, CA 92121
                                 (858) 552-9500
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                  JUNE 24, 2001
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

                  NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "FILED" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                              (Page 1 of 9 Pages)

                         (Continued on following pages)

                                       1.

------------------------------                ----------------------------------
CUSIP NO.                           13D           Page 2 of 9 Pages
------------------------------                ----------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            THE TITAN CORPORATION
            95-2588754
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) |_|
                                                                     (b) |_|
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            00
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                           |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------
           NUMBER                7      SOLE VOTING POWER
             OF                               -----
           SHARES
        BENEFICIALLY
          OWNED BY
         REPORTING
           PERSON
            WITH
                              --------------------------------------------------
                                 8      SHARED VOTING POWER
                                              291,906 (1)
                              --------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                              -----
                              --------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                              -----
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     291,906  (1)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                         |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     10.6 %  (2)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON   CO
--------------------------------------------------------------------------------

(1) 291,906 shares of Datron Systems Incorporated ("DATRON" or the "ISSUER") common stock are subject to Stockholder Tender Agreements entered into between The Titan Corporation ("TITAN" or the "REPORTING PERSON") and certain stockholders of Datron (discussed in Items 3 and 4 below), of which 210,000 shares are issuable upon exercise of outstanding options which are either vested or will vest within 60 days of June 18, 2001, assuming consummation of the Offer. Titan expressly disclaims beneficial ownership of any of the shares of Datron common stock covered by the Stockholder Tender Agreements.


                                       2.

(2) Based upon 2,748,957 shares of Datron common stock outstanding as of June 18, 2001 (as represented by Datron in that certain Agreement and Plan of Merger and Reorganization, dated as of June 24, 2001, among Titan, Gem Acquisition Corp., a newly formed Delaware corporation and wholly-owned subsidiary of Titan ("MERGER SUB"), and Datron (the "MERGER AGREEMENT") discussed in Items 3 and 4 below), the number of shares of Datron common stock beneficially owned by Titan represents approximately 10.6% of the outstanding Datron common stock, including shares of Datron common stock subject to options that are exercisable within sixty days of June 18, 2001.


                                       3.

ITEM 1.    SECURITY AND THE ISSUER

         (a)      TITLE OF SECURITY:

                  Common Stock, $0.01 par value per share.

         (b)      NAME OF THE ISSUER:

                  Datron Systems Incorporated, a Delaware corporation.

         (c)      THE ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

                  3030 Enterprise Court
                  Vista, California 92083-8347

ITEM 2.    IDENTITY AND BACKGROUND

                           (a)-(c), (f) The name of the corporation filing this
                  statement is The Titan Corporation, a Delaware corporation. Titan is a diversified technology company whose business is to create, build and launch technology-based businesses. The address of the principal executive offices of Titan is 3033 Science Park Road, San Diego, CA 92121. Set forth on SCHEDULE A is the name of each of Titan's directors and executive officers as of the date hereof, along with the present principal occupation or employment of such directors and executive officers and the name, principal business and address of any corporation or other organization other than Titan in which such employment is conducted. To the knowledge of Titan, each person listed on SCHEDULE A is a citizen of the United States.

                           (d)-(e) During the last five years neither Titan nor,
                  to Titan's knowledge, any person named in SCHEDULE A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also during the last five years neither Titan nor, to Titan's knowledge, any person named in SCHEDULE A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Consequently, neither Titan nor, to Titan's knowledge, any person named on SCHEDULE A hereto is required to disclose legal proceedings pursuant to Item 2(d) or 2(e) of Schedule 13D.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                           As an inducement to Titan's entering into the Merger
                  Agreement described in Item 4, certain directors and executive officers of Datron (the "STOCKHOLDERS") entered into Stockholder Tender Agreements, each dated as of June 24, 2001 with Titan (see Item 4). Titan did not pay additional consideration to the Stockholders in connection with the execution and delivery of the


                                       4.

                  Stockholder Tender Agreements. In addition, the Stockholders granted Titan an irrevocable proxy with respect to the shares of Datron common stock covered by the Stockholder Tender Agreements.

                           References to, and descriptions of, the Offer
                  (described in Item 4), the Merger (described in Item 4), the Merger Agreement and the Stockholder Tender Agreements as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Stockholder Tender Agreement, respectively, included as EXHIBITS 1 and 2, respectively, to this Schedule 13D, and are incorporated herein in their entirety where such references and descriptions appear.

ITEM 4.    PURPOSE OF THE TRANSACTION

                           (a) - (b) Pursuant to the Merger Agreement and
                  subject to the conditions set forth therein, Merger Sub will commence an exchange offer (the "OFFER") to exchange shares of Titan's common stock for all issued and outstanding shares of Datron's common stock. Following the Offer, Merger Sub will merge with and into Datron and Datron will become a wholly-owned subsidiary of Titan (the "MERGER"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Datron with Datron remaining as the surviving corporation (the "SURVIVING CORPORATION").

                           As a result of the Offer and the Merger, each
                  outstanding share of Datron common stock, other than shares owned by Datron, Titan and Merger Sub and, if applicable, stockholders of Datron properly exercising and not withdrawing appraisal rights, will be converted into the right to receive a number of shares of Titan common stock equal to the Exchange Ratio (as defined in the Merger Agreement), and each outstanding option to purchase Datron common stock will be assumed by Titan and adjusted, as appropriate, according to the Exchange Ratio. Each Stockholder has, by executing a Stockholder Tender Agreement, agreed to tender in the Offer and to vote that portion of the 291,906 of Datron common stock beneficially owned by it (with respect to each Stockholder, the "SHARES") as described on SCHEDULE B.

                           Pursuant to the Stockholder Tender Agreements, each
                  Stockholder has agreed to tender (and has agreed not to withdraw) pursuant to and in accordance with the terms of the Offer, such Stockholder's Shares. The Stockholders are not obligated to exercise any outstanding options to acquired Datron common stock provided, however, that, at the request of Titan, Stockholders will be required to exercise their options and tender the underlying shares of Datron common stock into the Offer if by doing so the minimum tender condition for the Offer will be satisfied. In the event that Titan requests Stockholders to exercise their options to acquire Datron common stock, Titan has committed to arrange for loans to the Stockholders on commercially reasonable terms to accommodate the payment of the exercise price in connection with such option exercise. In addition, pursuant


                                       5.

                  to the Stockholder Tender Agreements, each of the Stockholders has irrevocably appointed Titan and certain officers of Titan (the "PROXY HOLDERS") as such Stockholder's lawful attorneys and proxies with respect to certain prescribed matters related to the Merger. The foregoing proxies give the Proxy Holders the limited right to vote or deliver a consent with respect to each of the shares of Datron common stock beneficially owned by the Stockholders, at every meeting of the stockholders of Datron, at every adjournment or postponement of such a meeting and in every written consent in lieu of such a meeting: (a) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Company in the Merger Agreement, (b) against any action or agreement that would cause any Condition to the Merger or Condition to the Offer, as contained in Section 6 and Annex I of the Merger Agreement, respectively, to not be satisfied, and (c) against any of the following actions (other than those actions that relate to the Offer, the Merger and the transactions contemplated by the Merger Agreement): (i) any Company Acquisition Proposal (as defined in the Merger Agreement), (ii) any change in a majority of the members of the board of directors of the Company, other than any change contemplated by Section 1.3 of the Merger Agreement, or (iii) any other action which is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement or the Stockholder Tender Agreements. The Stockholders may vote their shares of Datron common stock on all other matters submitted to the stockholders of Datron for their approval. The Stockholder Tender Agreements terminate upon the earlier to occur of (a) the date upon which the Merger Agreement is terminated pursuant to its terms, and (b) the acceptance for exchange of Shares pursuant to the Offer (the "OFFER ACCEPTANCE TIME"). The purposes of the Stockholder Tender Agreements is to enable Titan and Datron to consummate the transactions contemplated under the Merger Agreement.

                           (c)  Not applicable.

                           (d) Upon the Offer Acceptance Time, Titan will be
                  entitled to designate four directors of Datron. Datron shall take all action reasonably necessary to cause Titan's designees to be elected or appointed to Datrons's board of directors. Until the Merger has become effective, Datron's board of directors will consist of at least three members who were directors of Datron prior to the consummation of the Offer (the "CONTINUING DIRECTORS"); provided, however, that if Merger Sub purchases 85% or more of the Shares in the Offer, the number of Continuing Directors will be one. Upon consummation of the Merger, the directors of the Surviving Corporation shall be the directors of Merger Sub, and the officers of the Surviving Corporation shall be the officers of Merger Sub, until their respective successors are duly elected and qualified.

                           (e) Other than as a result of the Merger described in
                  Item 3 and Item 4 above, not applicable.


                                       6.

                           (f)  Not applicable.

                           (g) Upon consummation of the Merger, the Certificate
                  of Incorporation of Datron will be the Certificate of Incorporation of the Surviving Corporation, until thereafter amended. The name of the Surviving Corporation will be Datron Systems Incorporated. Upon consummation of the Merger, the Bylaws of Datron, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended. In connection with the execution and delivery of the Merger Agreement, Datron amended its Rights Agreement, dated September 5, 2000, with Mellon Investor Services LLC, as rights agent (the "Rights Agreement") to provide for, among other things, that the Offer and the Merger will not result in the triggering of any rights or obligations under the Rights Agreement.

                           (h) Upon consummation of the Merger, Datron common
                  stock will be de-listed from the Nasdaq Stock Market.

                           (i) Upon consummation of the Merger, Datron common
                  stock will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended (the "ACT"), pursuant to Section 12(g)(4) of the Act.

                           (j) Other than described above, Titan currently has
                  no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Titan reserves the right to develop such plans or proposals).

                           References to, and descriptions of, the Merger
                  Agreement and the Stockholder Tender Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Stockholder Tender Agreement, respectively, included as EXHIBITS 1 and 2, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

                           (a) - (b) As a result of the Stockholder Tender
                  Agreements, Titan may be deemed to be the beneficial owner of 291,906 shares of Datron common stock. Based on the number of shares of Datron common stock outstanding as of June 18, 2001 (as represented by Datron in the Merger Agreement discussed in Items 3 and 4 and footnote (2) above), the number of shares of Datron common stock indicated represent approximately 10.6% of the outstanding Datron common stock, including shares of Datron common stock subject to options that are exercisable within sixty days of June 18, 2001 assuming consummation of the Offer. Titan may be deemed to have the shared power to vote the Shares with respect to those matters described in
                  Item 4(a) above. However, Titan (i) is not entitled to any rights as a stockholder of Datron as to the Shares and (ii) disclaims any beneficial ownership of the shares of Datron common stock which are


                                       7.

                  covered by the Stockholder Tender Agreements. Titan does not have the power to dispose of the Shares.

                           (c) Except as described herein, Titan has not
                  effected any transaction in Datron common stock during the past sixty days and, to Titan's knowledge, none of the persons named in SCHEDULE A has effected any transaction in Datron common stock during the past sixty days.

                           (d) To the knowledge of Titan, no other person has
                  the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Datron.

                           (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                           Other than the Merger Agreement and the exhibits
                  thereto, including the Stockholder Tender Agreements, and as set forth below, to the knowledge of Titan, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Datron, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

                  The following documents are filed as exhibits:

                  1. Agreement and Plan of Merger and Reorganization, dated as of June 24, 2001 by and among The Titan Corporation, a Delaware Corporation, Gem Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of The Titan Corporation, and Datron Systems Incorporated, a Delaware Corporation.

                  2. Form of Stockholder Tender Agreement, dated as of June 24, 2001, between The Titan Corporation, a Delaware corporation, and certain stockholders of Datron Systems Incorporated, a Delaware corporation.


                                       8.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 2, 2001


                                            THE TITAN CORPORATION



                                            By:   /s/ Cheryl L. Barr
                                                 -------------------------------
                                                  Cheryl L. Barr
                                                  Assistant Secretary


                                       9.

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              THE TITAN CORPORATION


NAME AND BUSINESS ADDRESS            PRINCIPAL OCCUPATION OR EMPLOYMENT
-------------------------            ----------------------------------
Gene W. Ray                          President,  Chief Executive Officer and
3033 Science Park Road               Chairman of the Board of Directors of Titan
San Diego, CA 92121

Eric DeMarco                        Executive Vice President and Chief
3033 Science Park Road              Operating Officer of Titan
San Diego, CA 92121

Deanna Hom Petersen                 Vice President, Corporate Controller
3033 Science Park Road              (Principal Accounting Officer)
San Diego, CA 92121

Mark Sopp                           Chief Financial Officer
2239 Paseo Saucedal
Carlsbad, CA 92009

Michael B. Alexander                Retired Chairman and CEO of AverStar, Inc.
3033 Science Park Road
San Diego, CA 92121

Charles R. Allen                    Retired  Executive Vice  President of TRW,
3033 Science Park Road              Inc.,  diversified manufacturing
San Diego, CA 92121

Joseph F. Caligiuri                 Retired Executive Vice President of Litton
3033 Science Park Road              Industries, Inc.
San Diego, CA 92121

Daniel J. Fink                      President of D.J. Fink Associates, Inc.,
3033 Science Park Road              management consulting
San Diego, CA 92121

Susan Golding                       Former Mayor of San Diego
3033 Science Park Road
San Diego, CA 92121

Robert M. Hanisee                   Managing Director of Trust Company of the West
3033 Science Park Road
San Diego, CA 92121




Robert E. La Blanc                  President of Robert E. La Blanc Associates,
3033 Science Park Road              Inc., financial and technical consulting
San Diego, CA 92121

Thomas G. Pownall                   Retired Chairman and Chief Executive Officer
3033 Science Park Road              of Martin Marietta Corporation
San Diego, CA 92121

James Roth                          Retired President and CEO of GRC International, Inc.,
3033 Science Park Road              Consultant for CRC, Boeing and The Titan Corporation
San Diego, CA 92121

Joseph R. Wright, Jr.               Vice Chairman and Director of Terremark Worldwide, Inc.
3033 Science Park Road
San Diego, CA 92121



                                       2.

                                   SCHEDULE B

                           DATRON SYSTEMS INCORPORATED
                    STOCKHOLDER TENDER AGREEMENT STOCKHOLDERS


(THE INFORMATION IN THIS SCHEDULE IS BASED SOLELY ON INFORMATION PROVIDED TO TITAN BY DATRON) IN CONNECTION WITH THE EXECUTION AND DELIVERY OF THE STOCKHOLDER TENDER AGREEMENTS.


                                                          TOTAL SHARES BENEFICIALLY        PERCENT OF OUTSTANDING
               NAME OF BENEFICIAL OWNER                             OWNED                         SHARES(1)
---------------------------------------------------       -------------------------        ----------------------
David Derby .......................................                      139,358                    5.1%
Kent Ainsworth.....................................                       25,400                      *
William L. Stephan.................................                       65,848                    2.4
Don M. Lyle........................................                       12,000                      *
Robert Sherer......................................                       20,000                      *
Richard Flatow.....................................                        8,300                      *
William A. Preston.................................                       21,000                      *


-----------------
*      Less than 1%

(1) Information with respect to "BENEFICIAL OWNERSHIP" shown in the table above is based on information supplied by the directors and executive officers of Datron and filings made with the Commission or furnished to Datron by other stockholders. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. All the shares of Datron common stock shown as beneficially owned by the persons named in the table include shares of Datron common stock subject to options that may be exercised within 60 days of June 18, 2001 assuming consummation of the Offer. The percentage of beneficial ownership is based on 2,748,957 shares of Datron common stock outstanding as of June 18, 2001 and includes shares of Datron common stock subject to options that may be exercised within 60 days of June 18, 2001.

                                  EXHIBIT INDEX


EXHIBIT           DESCRIPTION OF DOCUMENT
-------           -----------------------

    1. Agreement and Plan of Merger and Reorganization, dated as of June 24, 2001 by and among The Titan Corporation, a Delaware Corporation, Gem Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of The Titan Corporation, and Datron Systems Incorporated, a Delaware Corporation.

    2. Form of Stockholder Tender Agreement, dated as of June 24, 2001, between The Titan Corporation, a Delaware corporation, and certain stockholders of Datron Systems Incorporated, a Delaware corporation.